Peridot Acquisition Corp. II

2229 San Felipe Street, Suite 1450

Houston, TX 77019

March 4, 2021

VIA EDGAR

Office of Trade and Services

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Scott Anderegg

Re:	Peridot Acquisition Corp. II
Registration Statement on Form S-1
File No. 333-252583

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Peridot Acquisition Corp. II (the “Company”) hereby requests acceleration of the effective date of the above referenced Registration Statement to 4:00 p.m., Eastern Time, on March 8, 2021, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Kirkland & Ellis LLP, request by telephone that such Registration Statement be declared effective.

Please contact Debbie P. Yee, of Kirkland & Ellis LLP, special counsel to the Company, at (713) 836-3630, as soon as the registration statement has been declared effective, or if you have any other questions or concerns regarding this matter.

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Sincerely,

/s/ Stephen Wedemeyer
Stephen Wedemeyer
Chief Financial Officer

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